Exhibit 11

          DESCRIPTION OF ISSUANCE, TRANSFER, AND REDEMPTION PROCEDURES
                FOR POLICIES PURSUANT TO RULE 6E-3(T)(B)(12)(III)

This document sets forth the administrative procedures that will be followed by Security Life of Denver ("Security Life") in connection with the issuance of its joint and survivor flexible premium variable universal life insurance policies (the "policies") issued through Security Life Separate Account L1 (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies.

I.     PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

     A.    Offering of the Policy

           The policy is offered on two lives to persons or entities who satisfy certain suitability standards ("owners"). The policy may be purchased to insure the lives of two individuals ("insureds") in whom the owner has an insurable interest. Security Life requires satisfactory evidence of each of the insured's insurability, which may include a medical examination. The issue ages are 0 through 90. Age is determined by the insured's age as of the birthday nearest the policy date. The joint equivalent age is based on the sum of the insureds' ages divided by two. It must be at least 15 and cannot exceed age 85 at the time of policy issue.

           For Estate Designer ("ED"), the minimum stated death benefit is $1,000; however, the required minimum total death benefit is $500,000. The total death benefit includes stated death benefit plus coverage provided under a term rider.

           Acceptance of an application depends on Security Life's underwriting rules. Security Life reserves the right to reject an application for any reason.

           If a policy has more than one owner (joint owners), then transactions under the policy except telephone transfers of account value require the authorization of all owners.

     B.    Cost of Insurance Charges Structure, Payments and Underwriting
           Standards

           Security Life places the insureds in a premium class when the policy is issued, based on underwriting. This original premium class applies to the initial stated death benefit.

           The current cost of insurance charge for a policy is based on the age at issue, sex, premium class of the insureds, and on the policy year. Therefore the charge varies from time to time. Security Life places insureds in the following premium classes, based on underwriting:
           Standard Smoker (ages 15-90); Standard Nonsmoker (ages 15-90), or Preferred (ages 15-90). Security Life's definition of "smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine gum or patch, snuff, or any other tobacco or nicotine-based product. Or,

Estate Designer                                                      May 1, 2000
                                        1
           insureds may be placed in a substandard rate class, with a higher mortality risk than the standard smoker or standard nonsmoker classes.

           Additionally, an uninsurable rating may be assessed to an individual that is rated higher than table P. The uninsurable rating will be handled in the unideath calculation the same way a table rating is except the percentage will be higher. The uninsurable rating is capped at the later of age 65 or 15 years from issue.

           Security Life guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance set forth in the policies. The guaranteed cost of insurance rate for standard classes are based on the 1980 Commissioners' Standard ordinary mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Premiums (1980 CSO Tables). The guaranteed cost of insurance rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

           At any time, Security Life's current cost of insurance may be less than the guaranteed cost of insurance that is set forth in the policy. Current cost of insurance rates are determined based on expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

           Cost of insurance rates (whether guaranteed or current) for an insured in a standard nonsmoker class are equal to or lower than guaranteed cost of insurance for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard nonsmoker or smoker class are generally lower than guaranteed cost of insurance for an insured of the same age and sex and smoker status in a substandard class.

           The cost of insurance will not be the same for all policies. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actuarially determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. However, there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification.

           If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to reflect the correct monthly deductions (based on the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.

           The policy provides coverage on two insureds and a Death Benefit payable upon the death of the second insured. The policy will remain in force as long as the policy's cash surrender value is sufficient to cover the charges due. Security Life guarantees a policy will remain in force

Estate Designer                                                      May 1, 2000
                                        2
           during the special continuation period, regardless of the cash surrender value, if the total premium paid to date, minus partial withdrawals and policy debt equals or exceeds the minimum monthly premium (shown in the policy) multiplied by the number of complete policy months, including the current policy month. The special continuation period is five years from the policy date.

           The minimum monthly premium is based on the joint equivalent age, sex and premium class of each insured, the stated death benefit and supplemental or rider benefits. The minimum monthly premium may change as a result of changes to the stated death benefit, the death benefit option, ratings, and supplemental or rider benefits. Security Life will notify the owner of change in the minimum monthly premium.

           On or after one year from the policy date, the owner may request a reduction in the stated death benefit, by written notice to Security Life, subject to the following rules. If a change in the stated death benefit would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Security Life will refund promptly to the owner the excess above the premium limitations.

           The minimum amount of a stated death benefit decrease is $1,000. The decrease will become effective on the monthly processing date next following the date that the decrease is approved by Security Life. Security Life reserves the right to decline a requested decrease in the stated death benefit if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy.

           At any time, the owner may request an increase in the stated death benefit. An increase in the stated death benefit must be at least $1,000 (unless the increase is effected pursuant to a rider providing for automatic increases in stated death benefit), and an application must be submitted. An increase that is not guaranteed by rider requires satisfactory evidence of insurability and must meet Security Life's underwriting rules. The increase in stated death benefit will become effective on the next monthly processing date after the request is approved. The account value will reflect a monthly deduction (as of the effective date) based on the increased stated death benefit.

           Security Life will determine a cost of insurance rate for each increase in coverage based on the joint equivalent age of the insureds at the time of the increase. The following rules apply to determine the risk amount for each rate.

           When an increase in stated death benefit is requested, Security Life conducts underwriting before approving the increase to determine whether a different premium class will apply to the increase. If the premium class for the increase has lower cost of insurance rates than the original premium class, then the premium class for the increase will also be applied to the initial stated death benefit. If the premium class for the increase has higher cost of insurance

Estate Designer                                                      May 1, 2000
                                        3
           rates than the original premium class, the premium class for the increase will apply only to the increase in stated death benefit, and the original premium class will continue to apply to the initial stated death benefit.

           To determine the risk amount associated with a stated death benefit, Security Life generally will attribute the account value solely to the initial stated death benefit. However, if the account value exceeds the initial stated death benefit, the excess will be attributed to the increases in stated death benefit in the order of the increases. If there is a stated death benefit decrease after an increase, the decrease is applied first to prior stated death benefit increases, starting with the most recent increase.

           The policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured resident, Security Life will comply.

     C.    Application and Payment Processing

           To purchase a policy, an application must be completed and submitted through an authorized Security Life agent. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Security Life's underwriting rules, temporary life insurance coverage may not exceed $3,000,000 and will not remain in effect for more than ninety (90) days.

           The Policy Date is used to determine the monthly processing date, coverage effective date and policy anniversaries. The insurance coverage becomes effective on the policy date, which may be specified on the application.

           The policy date is: 1) the date specified on the application, and 2) the back-date of the policy to save age or, if neither 1) or 2) apply, it is the date all underwriting and administrative requirements are met if the initial premium has been received. Otherwise it is the date the initial premium is received by Security Life.

           The Investment Date is the date that Security Life first applies premium to the Policy. It is the first valuation date following Security Life's 1) receipt of the initial premium AND 2) approval of the policy for issue, AND 3) receipt of all issue requirements.

           As provided under state insurance law, the owner may be permitted to backdate the policy, to preserve insurance age. In no case may the policy date be more than six months prior to the application date. Monthly deductions for the backdated period are deducted on the policy date. The initial premium payment must be at least equal to the scheduled premiums from the policy date through the investment date.

           Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premium invested on the valuation date they are received by

Estate Designer                                                      May 1, 2000
                                        4

           Security Life. If premium payment is rejected, Security Life will return it promptly, without adjustment.

           The policy date is the date from which policy months, years, and anniversaries are measured. A policy month is a one-month period beginning with a monthly processing date and ending with the day immediately preceding the next following monthly processing date (i.e., 8/15 - 9/15). The monthly processing date is the same as the policy date for each succeeding month. The monthly deductions are made each monthly processing date.

           A policy year is twelve months commencing with the policy date and ending with the day immediately preceding the next annual date (i.e., 8/15/1999 - 8/14/2000).

           The issue date, if the same as the policy date, is the date from which the suicide and contestable periods start. It is shown in the policy.

     D.    Allocation of Net Premiums

           On the investment date, the account value equals the initial premium payment minus the premium expense charges, minus monthly deductions made as the policy date (up to six months for backdated policies). On each investment date thereafter, the account value is the sum of the amounts in the variable investment options, the guaranteed interest division, and the loan division. The account value will vary with the performance of the selected investment options, interest credited on amounts in the guaranteed interest division, interest credited on amounts in the loan division, charges, transfers, partial withdrawals, loans and loan repayments. The net account value is account value minus outstanding policy debt. Cash surrender value is account value plus the applicable refund of sales charge. Net cash surrender value is the cash surrender value minus outstanding policy debt.

           When applying for a policy, the owner selects a plan for paying premium payments at specified intervals, e.g., quarterly, semiannually or annually, until the maturity date. If the owner elects, Security Life will arrange for payment of planned period premiums on a monthly basis under a pre-authorized electronic funds transfer (bank draft) arrangement. The owner is not required to pay premium in accordance with the plan, but can pay more or less than planned or skip a planned periodic premium entirely. Currently, there is no minimum amount for each premium payment. Security Life may establish a minimum amount effective 90 days after sending a written notice to the owner. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums at any time by sending a notice to Security Life. However, Security Life reserves the right to limit the amount of a premium payment or the total premium paid.

           In the application, the owner specifies the percentage of net premium to be allocated to each investment option including the guaranteed interest division ("G.I.D."). Net premiums generally will be invested on the valuation date that Security Life receives them and in accordance with the most recent allocations instructions.


Estate Designer                                                      May 1, 2000
                                        5

           The net premium allocation percentages specified in the application will apply to subsequent premium payments until the owner instructs otherwise. The minimum percentage that may be specified for an investment option is 1%, and all percentages must be whole numbers. The sum of allocations must equal 100%. Security Life limits the number of investment options (18) to which account value may be allocated over the life of the policy. An owner can change the allocation percentages at any time by sending a notice to Security Life or, if telephone privileges are in effect, the request can be received by telephone. The change applies to all premium payments received with or after receipt of the owner's notice.

     E.    Free Look

           Some states mandate that if an owner exercises his/her free look right he/she is entitled to a full premium refund. Other states mandate that if the owner exercises his/her free look option he/she is entitled to receive the value of the fund allocations plus a refund of the policy charges previously deducted.

           Amounts you designate for the guaranteed interest division will be invested into that division on the investment date. If the owner's state requires return of premium during the free look period, amounts designated for the variable division are initially invested into the Fidelity VIP Money Market Portfolio. Later, these amounts are transferred from the Money Market Portfolio to the selected variable investment options, at the earlier of:
                1) five days after we mailed your policy and your state free look period has ended; or
                2) you have actually received your policy, we have received your delivery receipt and your state free look period has ended.

           If the owner's state provides for return of account value during the free look period or no free look period, amounts designated for the variable division are invested directly into the selected variable investment options.

     F.    Additional Payment

           Additional unscheduled premium payments can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to Security Life.

           Security Life has the right to limit the number and amount of such premium payments. Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Security Life will promptly refund the portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

           Security Life reserves the right to reject a requested increase in planned periodic premiums, or unscheduled premium. Security Life also reserves the right to require satisfactory evidence of insurability prior to accepting a premium which increases the risk amount of the policy. No premium payment will be accepted after the maturity date.


Estate Designer                                                      May 1, 2000
                                        6

           The payment of premiums may cause a policy to be a Modified Endowment Contract ("M.E.C.") under the Internal Revenue Code. If acceptance of a premium paid would, in Security Life's view, cause the policy to become a M.E.C., then to the extent feasible Security Life will not accept that portion of the premium that would cause the policy to become a M.E.C. unless the owner confirms in writing that it is his/her intent to convert the policy to a M.E.C. Security Life may return the excess portion of the payment pending receipt of instructions from the owner.

           The owner may specify that a specific unscheduled payment is to be a repayment of policy debt.

     G.    Policy Termination and Grace Period

           The policy terminates at the earliest of: 1) the end of the grace period, 2) the surrender of the policy or, 3) the fulfillment of Security Life's obligations under the policy (i.e., payment of the death benefit proceeds).

           If the cash surrender value on a monthly processing date is less than the amount of the monthly deduction to be deducted and the special continuation period is not in effect, the policy will be in default. In addition, if on a monthly processing date the cash value less policy debt exceeds the amount of the monthly deduction due for the following policy month, the policy will be in default whether or not the special continuation period is in effect. An owner, and assignee of record, will be sent notice of the default.

           If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period and for two additional months, or a sufficient amount to avoid termination caused by a high outstanding loan balance. Security Life will send notice of the amount required to be paid ("grace period premium payment") to the owner's last known address and the address of the assignee of record. The grace period will begin when the notice is sent. The policy will remain in effect during the grace period. If the second insured person should die during the grace period, the death benefit proceeds will be payable to the beneficiary, but the amount paid will be reduced for the monthly deductions which were due as of the date of the insured's death and for outstanding policy debt. If the grace period premium payment is not paid by the end of the grace period, the policy will lapse. It will have no value and no benefits will be payable.

     H.    Reinstatement of a Policy Terminated for Insufficient Values

           The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including a necessary premium payment and submission of satisfactory evidence of insurability.

     I.    Repayment of a Loan


Estate Designer                                                      May 1, 2000
                                        7

           An owner may repay all or part of his/her policy debt at any time while at least one insured person is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received. The owner may instruct Security Life that a specific unscheduled payment is to be applied as a loan repayment. When a loan repayment is made, account value in the loan division in an amount equal to the repayment, is transferred from the loan division to the investment options according to the owner's current net premium allocation instructions.

     J.    Policy Riders

           Rider benefits may be available to be added to the policy. Monthly charges for riders, if any, will be deducted from the account value as part of the monthly deductions. The following rider benefits may be available: Adjustable Term Insurance Rider and Single Life Term Rider.

           Additional rules and limits apply to these benefits and are set forth in the applicable endorsement or rider.


II     TRANSFERS AMONG INVESTMENT OPTIONS

       Several investment options of the Separate Account are available for allocation of net premiums, subject to certain limitations set forth in the policy. Each invests in shares or units of an underlying portfolio. Currently, available investment options invest in portfolios of AIM Variable Insurance Funds, The Alger American Fund, Fidelity
       Variable Insurance Products Fund and Variable Insurance Products Fund II, INVESCO Variable Investment Funds, Inc., Neuberger Berman Advisors Management Trust and Van Eck Worldwide Insurance Trust. All Funds are registered under the Investment Company Act of 1940 as open-end management investment companies. Additional funds may be made available in the future.

       After the free-look period and prior to the maturity date, the owner may transfer all or part of the account value from the investment options to other investment options, or to the guaranteed interest division. An amount may be transferred from the guaranteed interest division to the variable investment options, subject to some restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that investment option. A transfer request that would reduce the amount in an investment option below $100 will be treated as a transfer request for the entire amount. Transfers from the guaranteed interest division are permitted only within the first 30 days of a policy year. Transfer requests received within 30 days prior to a policy anniversary will be processed on the policy anniversary. Such transfers are limited in amount to the greatest of: 25% of the balance in the guaranteed interest division on the policy anniversary; the total withdrawn in the prior policy year; or $100. With the exception of the Right to Exchange (described below), Security Life reserves the right to limit the number or frequency of transfers permitted in the future.

       Security Life will make the transfer as of the end of the valuation period during which such transfer is received by Security Life. Currently, there is a limit on the number (12) of free transfers that can

Estate Designer                                                      May 1, 2000
                                        8
       be made between investment options in a policy year. Currently, Security Life assesses an excess transfer charge of $25 for each transfer in excess of the first twelve transfers during a policy year. The excess transfer charge will be deducted from the investment option from which the requested transfer is being made.

       Transfer requests will be accepted by telephone, provided the appropriate authorization has been provided to Security Life. Security Life reserves the right to suspend telephone transfer privileges at any time, for any reason, if Security Life deems such suspension to be in the best interests of owners.

       During the first twenty-four policy months following the policy date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Right to Exchange the policy by requesting that all of the variable account value be transferred to the guaranteed interest division. Exercise of the Right to Exchange is not subject to the excess transfer charge. Following the exercise of the Right to Exchange, premium may not be allocated to the variable account, and transfers of account value to the variable account will not be permitted. The other terms and conditions of the policy will continue to apply.

       Transfers may also be effected pursuant to the dollar cost averaging or auto rebalancing feature if elected by the owner as described in the current prospectus.

III.   REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

      A.   Surrender for Cash Surrender Value

           An owner may surrender the policy at any time for its cash surrender value by submitting notice to the home office. Security Life may require return of the policy. A surrender request will be processed as of the valuation date the surrender notice and all required documents are received. Payment generally will be made within seven calendar days. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot be reinstated later.

      B.   Death Claims

           The death benefit proceeds are equal to the sum of the base death benefit for each coverage segment under the death benefit option selected, calculated on the date of the second insured's death, plus supplemental or rider benefits, minus outstanding policy debt minus unpaid monthly deductions incurred prior to the date of death. If an insured's age or sex has been misstated in the application for the policy or in an application for supplemental or rider benefits, and if the misstatement becomes known after the death of the second insured person, then the death benefit under the policy or such supplemental or rider benefits will be that which the cost of insurance charge which was deducted from the account value on the last monthly processing date prior to the death of the second insured would have purchased for the correct sex and age.


Estate Designer                                                      May 1, 2000
                                        9

           Security Life will pay interest at the rate declared by us or at a higher rate required by law.

           Security Life will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Home Office of due proof of death of the second insured and all other requirements necessary to make payment. If the payment of the death benefit of a policy is contested, payment of proceeds may be delayed.

           The death benefit payable depends on the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option. Under option 1, the base death benefit is the greater of the specified amount or the applicable percentage of account value on the date of the second insured's death. Under option 2, the base death benefit is the greater of the specified amount plus the account value on the date of death or the applicable percentage of the account value on the date of the second insured's death. Under option 3, the base death benefit is the greater of the specified amount plus the sum of all premiums received, minus partial withdrawals or the applicable percentage of the account value on the date of the second insured's death.

           The "applicable percentage" is the appropriate factor from the Definition of Life Insurance factors shown in the policy's appendix A or B. A table showing the applicable percentages for attained ages 0 to 100 is set forth in the policy.

           On or after one year from the policy date, the owner may change the death benefit option on the policy, by notice to Security Life, subject to the following rules. A change in the Death Benefit Option may be requested at least one day prior to a policy anniversary. After the change, the specified death benefit amount must still comply with the minimum to issue a policy. The effective date of the change will be the next monthly processing date next following the day that Security Life approves the request. Security Life may require satisfactory evidence of insurability for some changes.

           An owner may change from death benefit option 1 to option 2, from option 2 to option 1, or from option 3 to option 1. NO change from death benefit option 1 or 2 to option 3, or option 3 to option 2 is permitted.

           When a change from option 1 to option 2 is made, the specified death benefit amount after the change is effected will be the specified death benefit amount before the change minus the account value on the effective date of the change. When a change from Option 2 to Option 1 is made, the specified death benefit amount after the change will be the specified death benefit amount before the change plus the account value on the effective date of the change. When a change from Option 3 to Option 1 is made, the specified death benefit will be the specified death benefit before the change plus the sum of premiums received minus partial withdrawals taken as of the effective date of the change.



Estate Designer                                                      May 1, 2000
                                       10

      C.   Policy Loan

           After the first monthly processing date and while at least one insured is living, provided the policy is not in the grace period, the owner may borrow against the policy by submitting a request to the home office. The minimum amount of a loan is $100. The maximum loan amount is the net cash surrender value less monthly deductions to the next policy anniversary or 13 monthly deductions if the loan request is received within 30 days prior to a policy anniversary. Maximum loan amounts may be different if required by state law.

           An outstanding loan reduces the amount available for a new loan. A loan is processed as of the date the loan request is approved. Loan proceeds generally will be sent to the owner within seven calendar days.

           When a policy loan is made, an amount sufficient to secure the loan is transferred out of the investment options and into the policy's loan division. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount borrowed. This transfer is made from the account value in each investment option in proportion to the account value in each on the date of the loan, unless the owner specifies that transfers be made from a specific investment option. An amount equal to due and unpaid loan interest which exceeds interest credited to the loan division will be transferred to the loan division on each policy anniversary. Such interest will be transferred from each investment option in the same proportion that account value in each bears to the total unloaned account value.

           The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate of 3%. Loan interest accrues daily at a compound annual interest rate of 3.75%. Interest is due in arrears on each policy anniversary. Outstanding loan amounts (including unpaid interest added to the loan) plus accrued interest not yet due equals the policy debt.

      D.   Partial Withdrawals

           An owner may make partial cash surrenders (known as partial withdrawals) from the policy at any time after the first policy anniversary. An owner must submit a request to the home office. Each partial withdrawal must be at least $100. The maximum partial withdrawal is the amount which will leave $500 as the net cash surrender value. When a partial withdrawal is taken, the amount of the withdrawal plus a service fee is deducted from the account value. This service fee is 2% of the amount of the withdrawal, up to a maximum fee of $25. As of the date Security Life processes the partial withdrawal, the cash value will be reduced by the partial withdrawal amount.

           Unless the owner requests that a partial cash surrender be deducted from specified investment options, it will be deducted from the investment options on a pro-rata basis in proportion to the account value in each.


Estate Designer                                                      May 1, 2000
                                       11

           If death benefit Option 1 is in effect, Security Life may reduce the specified death benefit amount. Security Life may reject a partial withdrawal request if it would reduce the specified death benefit amount below the minimum amount required to issue the policy, or if the partial withdrawal would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Security Life.

           Partial withdrawals will be processed as of the valuation date the request is received by Security Life, and generally will be paid within seven calendar days.

      E.   Monthly Charges

           On each monthly processing date, Security Life will deduct from the account value the monthly deductions due, commencing as of the policy date. An owner's policy date is the date used to determine the applicable monthly processing date. The monthly deduction consists of
           (1) cost of insurance charges, (2) the monthly administrative charge, and (3) charges for supplemental or rider benefits. The monthly deduction is deducted from the investment options, including the guaranteed interest division pro rata based on the account value in each, unless the owner has selected a designated deduction investment option for the policy.

      F.   Continuation of Coverage

           The maturity date is generally the insured's 100th birthday, and is shown in the policy.

           At the policy's maturity date, the owner may surrender the policy for its net cash surrender value. Or, he/she may allow insurance coverage to continue under the continuation of coverage feature. If the policy is in effect and not surrendered, the target death benefit, which includes term rider coverage, becomes the specified death benefit amount. All riders are terminated. Policies with death benefit options 2 or 3 become policies with death benefit option 1. A one-time fee of $400 is deducted to cover all future costs of the policy and the account value is transferred into the Guaranteed Interest Division. No further premium payments can be made, however, loan and interest payments are accepted. All variable investment features terminate. Loans and partial withdrawals may be taken. The policy will continue until the death of the second insured person, so long as it does not lapse.

      G.   Settlement Options

           During the insured's lifetime, the owner may elect that the beneficiary receive the death proceeds other than in one sum. If this election has not been made, the beneficiary may do so within 60 days after the second insured person's death. The owner may also elect to take the net cash surrender value under one of these options.

           Option I:  Payouts for a Designated Period: Payouts will be made in
                      1, 2, 4 or 12 installments per year as elected for a designated period, which may be 5 to 30 years. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000

Estate Designer                                                      May 1, 2000
                                       12
                      of account value applied is shown in Settlement Option Table I in the policy.

           Option II: Life Income with Payouts Guaranteed for a Designated
                      Period: Payouts will be made in 1, 2, 4 or 12 installments per year throughout the payee's lifetime, or if longer, for a period of 5, 10, 15, or 20 years as elected. The installment dollar amounts will be equal except for any excess interest. The amount of the first monthly payout for each $1,000 of account value applied is shown in Settlement Option Table II in the policy. This option is not available for ages not shown in this Table.

           Option III:Hold at Interest: Amounts may be left on deposit with us to be paid upon the death of the payee or at any earlier date elected. Interest on any unpaid balance will be at the rate declared by us or at any higher rate required by law. Interest may be accumulated or paid in 1, 2, 4 or 12 installments per year, as elected. Money may not be left on deposit for more than 30 years.

           Option IV: Payouts of a Designated Amount: Payouts will be made until proceeds, together with interest, which will be at the rate declared by us or at any higher rate required by law, are exhausted. Payouts will be made in 1, 2, 4, or 12 equal installments per year, as elected.

           Option V:  Other: The owner may ask us to apply the money under any other option that we make available at the time the benefit is paid.

           Payments under these options are not affected by the investment experience of any division of our variable account. Instead, interest accrues pursuant to the options chosen. Payment options will also be subject to our rules at the time of selection. These alternate payment options are only available if the proceeds applied are $2000 or more and a periodic payment will be at least $20.

           The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that we would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.

           We must approve an arrangement that involve a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount we will pay under an option, minimum amounts for installment payments, withdrawal or commutation rights (i.e., the rights to receive payments over time, for which we may offer a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving Age and survival.




Estate Designer                                                      May 1, 2000
                                       13